Exhibit 99.1

United Maritime Announces Sale of its Oldest Capesize
and Extension of Share Repurchase Plan

United Maritime also expands relationship with DeepSea AI Platform

January 28, 2025 – Glyfada, Greece – United Maritime Corporation (the “Company” or “United”) (NASDAQ: USEA), announced today it has entered into a definitive agreement with an unaffiliated third party for the sale of its oldest Capesize vessel. Moreover, United announced the successful integration of MV Synthesea into the DeepSea Technologies Platform, further enhancing its fleet’s use of AI technology.

The Company’s Board of Directors has also authorised the extension of its existing $3.0 million share repurchase plan.

Sale of M/V Gloriuship

The Company has entered into a definitive agreement with an unaffiliated third party for the sale of its 171,314 dwt Capesize vessel, M/V Gloriuship, built in 2004. The vessel is expected to be delivered to its new owners by mid-July 2025. The aggregate net sale price is approximately $15.0 million, and the transaction is subject to customary closing procedures.

Extension of the Existing Share Repurchase Program

The program, previously set to expire on December 31, 2024, has been extended for a further 12-month period. Under the program, the Company may repurchase up to $3.0 million of its outstanding common shares in the open market. As of today, approximately $1.9 million remains available for repurchase, and the program will remain effective through the period ending December 31, 2025.

Integration of M/V Synthesea into the DeepSea AI Platform

The integration of M/V Synthesea into our partnership with DeepSea equips the vessel with AI-driven solutions for real-time monitoring and optimization of energy consumption, fuel usage, and performance.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“We are pleased to announce the well-timed sale of our oldest Capesize bulker, the 21-year-old Gloriuship, at a sizeable premium over her scrap value, taking advantage of the favourable valuation environment in this sector. The net sale proceeds after the repayment of the existing indebtedness will enhance the Company’s cash reserves by approximately $7.0 million, while the sale will have a positive impact on the average age of United’s fleet.

“Regarding our existing share repurchase plan, we have completed approximately $1.1 million of buybacks so far. Its extension amidst today’s volatile capital markets conditions is intended to permit opportunities to deliver accretion for our shareholders.”

About United Maritime Corporation

United Maritime Corporation is an international shipping company specializing in worldwide seaborne transportation services. The Company operates a fleet of eight dry bulk vessels, comprising three Capesize, two Kamsarmax and three Panamax vessels, with an aggregate cargo carrying capacity of 922,072 dwt. Upon completion of the aforementioned transaction, the Company’s operating fleet will consist of seven vessels (2 Capesize, 2 Kamsarmax and 3 Panamax), with an aggregate cargo carrying capacity of 750,758 dwt.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Glyfada, Greece.

The Company's common shares trade on the Nasdaq Capital Market under the symbol “USEA”.

Please visit the Company’s website at: www.unitedmaritime.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to the share repurchases, market trends and shareholder returns. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from trade disputes or war (or threatened war) or international hostilities, such as between Israel and Hamas or Iran and between Russia and Ukraine; risks associated with the length and severity of pandemics (including COVID-19), including their effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

United Investor Relations
Tel: +30 213 0181 522
E-mail: ir@usea.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: usea@capitallink.com